J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

December 19, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the “Trust”);

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 141

Dear Ms. White:

This letter is in response to the comments you provided with respect to Post-Effective Amendment No. 141, which was filed on behalf of the JPMorgan USD Emerging Markets Bond ETF, now the JPMorgan USD Emerging Markets Sovereign Bond ETF (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on or about January 26, 2018 (the “Amendment”). Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

PROSPECTUS COMMENTS

1.	Comment: Please confirm that if the Fund has not received a 19b-4 order that the Fund will file BXT delaying amendments until the order is received. In the alternative, please confirm that a 19b-4 order is not required.

Response: We confirm that the Fund does not require a 19b-4 order.

2.	Comment: Please supplementally provide the rules-based methodology for the JPMorgan Emerging Markets Risk-Aware Bond Index, the Fund’s underlying index (the “Underlying Index”).

Response: Attached to this letter as Appendix A is the rules-based methodology for the Underlying Index. The Underlying Index was launched as of November 30, 2017.

3.	Comment: Please update the series and class information on EDGAR with the Fund’s tickers.

Response: The requested update will be made prior to the launch of the Fund.

Fee table

4.	Comment: Please provide completed fee and expense tables for the Fund to the staff prior to the effectiveness of the Amendment.

Response: The completed fee and expense tables will be provided to the SEC staff prior to the effectiveness of the Amendment.

5.	Comment: If applicable, please disclose whether any recoupment is permitted under the Fund’s fee waiver agreement.

Response: The Fund confirms that under the terms of the fee waiver agreement, its service provider does not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

What are the Fund’s main investment strategies?

6.	Comment: Please define and provide examples of “quasi-sovereign debt securities.”

Response: The Fund and the Underlying Index define “quasi-sovereign debt securities” as debt securities issued by an entity that is 100% guaranteed or 100% owned by the national government. Such quasi-sovereign entities may be in various industries and sectors, including, for example, the financial sector and the energy sector. Disclosure providing this information will be added to the Fund’s prospectus.

7.	Comment: Please disclose that J.P. Morgan Securities LLC is affiliated with the Fund and the nature of such affiliation.

Response: The requested change will be made.

8.	Comment: Please confirm in your response that the Fund and the Adviser have adopted policies and procedures pursuant to Rule 17j-1 of the Investment Company Act of 1940 and Rule 204A-1 of the Investment Advisers Act of 1940 that address conflicts that may arise as a result of self-indexing.

Response: We can confirm that the Fund has adopted policies and procedures pursuant to Rule 17j-1 of the Investment Company Act of 1940 and the Adviser has adopted policies and procedures pursuant to Rule 204A-1 of the Investment Advisers Act of 1940, both of which address conflicts that may arise as a result of self-indexing.

9.	Comment: With respect to the “USD” in the Fund’s name, it is unclear how the Fund complies with Rule 35d-1 of the 1940 Act. Please advise or revise by disclosing that the Fund will invest in dollar-denominated securities.

Response: The “Main Investment Strategies” section of the Fund’s prospectus currently states that the Underlying Index is comprised of “U.S. dollar-denominated sovereign and quasi-sovereign debt securities…” and that “The Fund will invest at least 80% of its Assets in securities included in the Underlying Index.” The Fund believes that this current disclosure is adequate.

10.	The Risk/Return Summary indicates that the Fund invests in fixed income securities. Please disclose if there are any parameters on the average weighted maturity or duration of the fixed income securities in which the Fund invests or that comprise the Fund’s Underlying Index.

Response: The Fund’s fixed income investments are not subject to specific duration or average weighted maturity limitations.

11.	Comment: Please advise whether derivatives are currently included in the calculation to meet the Fund’s 80% test under Rule 35d-1 and if so, how are they valued?

Response: Derivatives are currently not included in the calculation to meet the Fund’s 80% test.

12.	Comment: Please disclose that the Fund may invest without limit in junk bonds.

Response: This is currently disclosed in the “More About the Fund” section. We will also add such disclosure to the “Main Investment Strategies” section.

13.	Comment: The current “Structured Investment Risk” disclosure states “Certain structured investments including credit default swaps…” If the Fund will invest in other types of structured instruments, please disclose such investments in the “Main Investment Strategies” section.

Response: The Fund believes the current disclosure is adequate, given that the Fund will only invest structured investments in the form of credit default swaps as part of its main investment strategies and the use of credit default swaps is disclosed in the “Main Investment Strategies” section.

14.	Comment: Please disclose in the Fund’s “Main Investment Strategies” section whether the Fund will invest in any derivatives or synthetic instruments other than exchange traded futures and credit default swaps, and if so, how such derivatives or synthetic instruments will be used.

Response: The Fund will not invest in any derivatives or synthetic instruments other than exchange traded futures and credit default swaps.

15.	Comment: Please disclose in the Fund’s “Main Investment Strategies” section that the Fund will invest in privately placed securities.

Response: The requested disclosure will be added.

The Fund’s Main Investment Risks

16.	Comment: Please consider adding concentration risk disclosure stating that the Fund will be concentrated in a geographic region or industry to the extent that the Fund’s Underlying Index is concentrated in a geographic region or industry.

Response: The Fund will not concentrate in an industry or group of industries unless the Underlying Index does so. The prospectus currently discloses “Geographic Focus Risk” and “Industry and Sector Focus Risk,” which speak to the possibility that the Fund will be concentrated in a geographic region, industry or sector if the Index is concentrated in such geographic region, industry or sector. As such, the Fund believes that the current disclosure is adequate.

17.	Comment: Please consider changing the heading of “Index Related Risk” to “Tracking Error Risk” to be more accurate.

Response: The Fund respectfully declines to make this change, as the Fund believes “Index Related Risk” accurately describes the risk that the Fund may not track the return of its Underlying Index.

18.	Comment: Please confirm that the Fund’s cash transactions comply with the Trust’s exemptive relief.

Response: The Fund hereby confirms that when the Fund effects creations and redemptions in cash or partially in cash, it is doing so in compliance with the Trust’s exemptive relief.

19.	Comment: Please consider adding “New Fund Risk” in the “Main Risks” section.

Response: The Fund has considered this comment and notes that the section “Additional Information About the Fund’s Investment Strategies” includes disclosure regarding the risks associated with new or smaller funds. Accordingly, the Fund does not believe that a separate “New Fund Risk” is necessary. The prospectus also contains other disclosure usually associated with “New Fund Risk” disclosure, including, among other things, disclosure that an active trading market may not develop for Fund Shares (“ETF Shares Trading Risk”) and disclosure that Fund Shares may be delisted under certain circumstances (“Authorized Participant Concentration Risk”).

More about the Fund

20.	Comment: Please provide more detail regarding how the Fund’s Underlying Index is created – including additional information on the Index’s starting universe and how it is narrowed.

Response: The requested change will be made.

21.	Comment: Please remove the sentence in the “Foreign Securities and Emerging Markets Risk” section that states “While emerging markets risk is not a principal risk of the Fund, the Fund may invest in emerging markets from time to time.”

Response: The requested change will be made.

SAI COMMENTS

22.	Comment: The disclosure states each Fund’s fundamental investment policy regarding industry concentration …“does not apply to securities issued by other investment companies.” Please note that each Fund should look through an investment in an affiliated investment company and should consider, to the extent feasible, an investment in an unaffiliated investment company for purposes of calculating a Fund’s industry concentration levels. The staff also cites Section 48(a) under the 1940 Act, which makes unlawful anything done under the 1940 indirectly that would be unlawful if done directly.

Response: The Fund believes that its current policy on concentration, as disclosed in its Statement of Additional Information, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to ensure that it has appropriate risk disclosure relating to that investment. As the Fund believes that its current policy on concentration complies with applicable legal requirements, the Fund does not believe it is in violation of Section 48(a) of the 1940 Act.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch
Zachary Vonnegut-Gabovitch
Assistant Secretary

Appendix A

Global Index Research

J.P. Morgan

14 November 2017

J.P. Morgan Emerging Markets Risk-Aware Bond Index

Methodology and Factsheet

Highlights

The J.P. Morgan Emerging Markets Risk-Aware Bond Index tracks liquid, US dollar emerging market fixed and floating-rate debt instruments issued by sovereign and quasi sovereign entities. The index is based on the established flagship JPMorgan EMBI Global Div. Index, and uses a rules-based filtering and alternative risk weighting three-step process. The first step seeks to achieve a more liquid subset of the starting universe by filtering out instruments with smaller face amounts outstanding and those that are closer to maturity. The second step seeks to limit country-specific risk by removing those countries with the highest spread risk. Finally, the third step seeks to reallocate the remaining countries to target a stable allocation of spread risk from its investment grade and high yield subcomponents. The Returns and Statistics are available from December 2009.

Index Criteria:

Instrument type:	Includes both fixed and floating rate securities along with capitalizing/amortizing bonds. Excludes convertibles, inflation-linked instruments.[1]

Issuer type:	Only those bonds issued by sovereign and quasi sovereign entities are eligible in the index. Quasi sovereign entities are defined as being 100% guaranteed or 100% owned by the government.

Remaining maturity:	Only those instruments with at least 2.5 years until maturity are considered for inclusion. At each month-end, instruments that will fall below 24 months to maturity during the upcoming month, will be excluded from the Index [2]

Amount Outstanding:	Only issues with a current face amount outstanding of $1 billion or more are considered for inclusion.[3]

Currency:	Only USD denominated bonds are included. Instruments where the amount of coupon or redemption payment is linked to an exchange rate are not eligible for inclusion.

Country:	Inclusion is limited to countries whose country’s GNI per capita is below the JPMorgan Index Income Ceiling (IIC) for three consecutive years. Current IIC level is $19,065. Countries are removed from the index if the IIC level AND the country’s sovereign credit rating is A-/A3 or above for three consecutive years.

Index Characteristics and Methodology:

Pricing:	Bid and Ask prices are taken from a third party pricing source.[4]

Aggregate Return:	Index/Country level total return is calculated as a weighted average of bond returns using bid side prices.

Rebalancing:	The Index is rebalanced semi-annually (March and September) across countries while each country basket is reconstituted on a monthly basis on the last US business day. Please see ‘Diversification Methodology section below for more details on the country weights. [5]

1- Bonds with embedded options and warrants are eligible for inclusion if the options/warrants are attached to the instruments that would otherwise be included in the index and the prices are quoted cum options or warrants. 2.-At the semi-annual rebalance, if there is a country with 1 or 2 bonds with less than 31 months, it will be reviewed for removal. 3- A bond is removed from the index when its current outstanding amount falls below $1 billion. 4-Vendor is currently the third party PricingDirect.5-The index can have ad hoc rebalances off the scheduled month-end dates due to index events.

Coupon Treatment:	All coupons received are immediately reinvested into the index.

Semi-Annual Diversification Methodology:	Step 1: The index will filter in for instruments with above US$1bn face amount outstanding and more than 2 years till maturity. Then the composition will be re-weighted using the standard EMBI diversification methodology.

Step 2: 10% market values of the highest risk countries are excluded. Country risk computed based on duration-times-spread (DTS) is used as the risk basis for exclusion.

Step 3: The remaining countries are reweighted to target a stable ratio of spread risk between Investment Grade and High Yield, subject to a maximum weight of 3x the derived weights from Step 2.

Lastly, once the country weights are established, instrument weights within country are derived based on market value.

Profile of J.P. Morgan Emerging Markets Risk-Aware Bond Index in comparison to flagship benchmark

	J.P. Morgan Emerging Markets Risk-Aware Bond Index	EMBIG Diversified
Current Avg Rating (Moody’s/S&P/Fitch)	Ba1/BB+/BB+	Ba1/BB+/BB+

Inception Date	Dec 2009	Dec 1993

Launch Date	Nov 2017	July 1999

Rebalance Date	The Index is rebalanced semi-annually across countries while each country basket is reconstituted on a monthly basis on the last US business day. More information can be found in the ‘Diversification Methodology’ section above.	Last US business day of the month

Currency	US$	US$

Holiday Calendar	Follows US bond market calendar set by Emerging Markets Trader Association (EMTA)	Follows US bond market calendar set by Emerging Markets Trader Association (EMTA)

Pricing Source	Bid and Ask prices are taken from a third party pricing source[4]	Bid and Ask prices are taken from a third party pricing source[3]

FX Spot / Forward Rate	WM/Reuters 4pm London rate	WM/Reuters 4pm London rate

Coupon Reinvestment	All coupons received are immediately reinvested into the index	All coupons received are immediately reinvested into the index

Hedging Strategy	Assume a 1-month currency forward position that begins on rebalance day and ends on next rebalance day	Assume a 1-month currency forward position that begins on rebalance day and ends on next rebalance day

Country	GNI per capita must be below the JPMorgan Index Income Ceiling (IIC) for 3 consecutive years	GNI per capita must be below the Index Income Ceiling (IIC) for 3 consecutive years

Instrument Type	All fixed, floaters, amortizers, and capitalizers	All fixed, floaters, amortizers, and capitalizers

Min Face Amt Outstanding	US$1bn	US$500mm

Diversification Methodology	The Index’s methodology analyses all of the components of the Parent Index using a proprietary methodology that applies the 3 steps multi-factor criteria to the Parent Index. More information can be found in the ‘Diversification Methodology’ section above.	Limits the weights of the larger index countries by only including a specified portion of those countries eligible current face amounts of debt outstanding for normalized weights

Maturity required for initial inclusion	At least 2.5 years till maturity	At least 2.5 years till maturity

Maturity required to maintain inclusion	At least 2 years till maturity[2]	At least 1 year till maturity

Includes quasi-sovereign?	✓	✓

Face Amt Diversification?	✓	✓

Bloomberg Ticker	JPEIRWTR	JPGCCOMP

Source: JPMorgan Chase & Co.

For any questions or for additional information, please contact index.research@jpmorgan.com

1- Bonds with embedded options and warrants are eligible for inclusion if the options/warrants are attached to the instruments that would otherwise be included in the index and the prices are quoted cum options or warrants. 2.-At the semi-annual rebalance, if there is a country with 1 or 2 bonds with less than 31 months, it will be reviewed for removal. 3- A bond is removed from the index when its current outstanding amount falls below $1 billion. 4-Vendor is currently the third party PricingDirect.5-The index can have ad hoc rebalances off the scheduled month-end dates due to index events.

Appendix

Defining the universe of eligible countries

A country’s GNI per capita must be below the Index Income Ceiling (IIC) for three consecutive years to be eligible for inclusion to the J.P. Morgan Emerging Markets Risk-Aware Bond Index. J.P. Morgan defines the Index Income Ceiling as the GNI per capital level that is adjusted every year by the growth rate of the World GNI per capita, Atlas method (current US$), provided by the World Bank annually. An existing country may be considered for removal from the index if its GNI per capita is above the Index Income Ceiling (IIC) for three consecutive years and the country’s long term foreign currency sovereign credit rating (the available ratings from all three agencies: S&P, Moody’s & Fitch) is A- /A3/A- (inclusive) or above for three consecutive years. The current IIC level is $19,065.

Instrument type

The J.P. Morgan Emerging Markets Risk-Aware Bond Index includes both fixed and floating rate instruments, as well as capitalizing/amortizing bonds. Bonds with embedded options and warrants are eligible for inclusion if a) the options/warrants are attached to instruments that would otherwise be included in the index and b) the quotation convention—as recommended by the Emerging Markets Traders Association (EMTA)—is for instrument prices to be quoted cumulative options or warrants. Convertible bonds are not eligible for inclusion into the index.

Issuer type

The J.P. Morgan Emerging Markets Risk-Aware Bond Index contains only those bonds issued by sovereign and quasi-sovereign entities from index-eligible countries. Historically, any quasi-sovereign issue was considered eligible for inclusion. As of May 31, 2002, we strengthened our definition of “quasi-sovereign” as an entity that is 100% guaranteed or 100% owned by the national government, and resides in the index eligible country.

Weighting Methodology

The J.P. Morgan Emerging Markets Risk-Aware Bond Index limits the weights of those index countries with larger debt stocks by only including a specified portion of these countries’ eligible current face amounts of debt outstanding. The J.P. Morgan Emerging Markets Risk-Aware Bond Index is geared toward managers who want diversification or those who face limitations on the amount of portfolio exposure they can take to individual issuers. Once these instrument allocations are derived for each country, the current settlement price for each instrument is applied to its J.P. Morgan Emerging Markets Risk-Aware Bond Index’s allocation to calculate the market capitalization of each issue in the index. The weight of each instrument in the J.P. Morgan Emerging Markets Risk-Aware Bond Index is then determined by dividing its market capitalization by the total market capitalization for all of the J.P. Morgan Emerging Markets Risk-Aware Bond Index’s instrument allocations. The result represents the weight of each issue expressed as a percentage of the J.P. Morgan Emerging Markets Risk-Aware Bond Index. By allocating their portfolios according to these exact instrument weights, and accounting for coupon reinvestments and index instrument allocation changes, investors can replicate the performance of the J.P. Morgan Emerging Markets Risk-Aware Bond Index.

The underlying EMBIGD diversification methodology anchors on the average size of the countries in the index and the debt stock size of the largest country in the index.

We define Index Country Average (ICA) = S(Ctry Face Amount) / (No.of Countries in the index)

Based on the ICA, the diversified face amount for any country in the index is derived according to the following rules:

1. The largest country based on face amount will be capped at double the average country debt stock in the index (ICA*2). This is the maximum threshold and sets the scale to determine the diversified face amounts of other countries in the index.

2. If a county’s debt stock is below the index country average (ICA), the entire amount will be eligible for inclusion.

3. Countries whose debt stock falls between the index country average (ICA) and double the average (ICA * 2) will be linearly interpolated.

1- Bonds with embedded options and warrants are eligible for inclusion if the options/warrants are attached to the instruments that would otherwise be included in the index and the prices are quoted cum options or warrants. 2.-At the semi-annual rebalance, if there is a country with 1 or 2 bonds with less than 31 months, it will be reviewed for removal. 3- A bond is removed from the index when its current outstanding amount falls below $1 billion. 4-Vendor is currently the third party PricingDirect.5-The index can have ad hoc rebalances off the scheduled month-end dates due to index events.

Subsequently, the diversified (adjusted) face amount determined using the above step is then converted to a market value (based on dirty price), which is then converted to an index weight percentage based on the proportion of the total index market capitalization that the country represents. Any excess weight above the cap will be redistributed to smaller countries that are below the cap to limit concentration risk.

New Issue Timing

A new issue that meets the J.P. Morgan Emerging Markets Risk-Aware Bond Index admission requirements is added to the index on the first month-end business date after its issuance, provided its issue date falls before the 15th of the month. A new issue whose issue date falls on or after the 15th of the month is added to the index on the last business day of the next month. The first exception applies to a new issue that is released as part of a debt exchange program. For example, assume a country exchanges a portion of its outstanding debt for a new issue after the 15th of the month. At the month-end rebalancing date immediately following this event, the amount of debt retired in this exchange would be removed from the J.P. Morgan Emerging Markets Risk-Aware Bond Index, and the new issue would be added to the index (provided official exchange results are made available in a timely manner AND the issue settles by month end).

The second exception concerns Reg S securities. An instrument that is issued purely in reliance on Regulation S of the US Securities Act of 1933 and not pursuant to Rule 144A will be ineligible for inclusion in the J.P. Morgan Emerging Markets Risk-Aware Bond Index until it is seasoned (that is, until the expiration of the relevant Regulation S restricted period). The date at which the seasoning restriction is lifted will effectively be the new “issue” date, at which point the 15th of the month rule will apply.

If an announcement is made for a bond to be called, it is removed the month-end prior to its call date on the basis of having less than 24 months remaining until maturity. If an announcement is not made in time for the bond to be removed the prior month-end, it will be removed the first month-end following the announcement.

Global Index Research

www.jpmorganmarkets.com

Disclosures

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1- Bonds with embedded options and warrants are eligible for inclusion if the options/warrants are attached to the instruments that would otherwise be included in the index and the prices are quoted cum options or warrants. 2.-At the semi-annual rebalance, if there is a country with 1 or 2 bonds with less than 31 months, it will be reviewed for removal. 3- A bond is removed from the index when its current outstanding amount falls below $1 billion. 4-Vendor is currently the third party PricingDirect.5-The index can have ad hoc rebalances off the scheduled month-end dates due to index events.

Analysts’ Compensation: The research analysts responsible for the preparation of this report receive compensation based upon various factors, including the quality and accuracy of research, client feedback, competitive factors, and overall firm revenues.

Other Disclosures

J.P. Morgan (“JPM”) is the global brand name for J.P. Morgan Securities LLC (“JPMS”) and its affiliates worldwide. J.P. Morgan Cazenove is a marketing name for the U.K. investment banking businesses and EMEA cash equities and equity research businesses of JPMorgan Chase & Co. and its subsidiaries.

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Country and Region Specific Disclosures

U.K. and European Economic Area (EEA): Unless specified to the contrary, issued and approved for distribution in the U.K. and the EEA by JPMS plc. Investment research issued by JPMS plc has been prepared in accordance with JPMS plc’s policies for managing conflicts of interest arising as a result of publication and distribution of investment research. Many European regulators require a firm to establish, implement and maintain such a policy. Further information about J.P. Morgan’s conflict of interest policy and a description of the effective internal organisations and administrative arrangements set up for the prevention and avoidance of conflicts of interest is set out at the following link https://www.jpmorgan.com/jpmpdf/1320678075935.pdf. This report has been issued in the U.K. only to persons of a kind described in Article 19 (5), 38, 47 and 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is only available to relevant persons and will be engaged in only with relevant persons. In other EEA countries, the report has been issued to persons regarded as professional investors (or equivalent) in their home jurisdiction. Australia: This material is issued and distributed by JPMSAL in Australia to “wholesale clients” only. This material does not take into account the specific investment objectives, financial situation or particular needs of the recipient. The recipient of this material must not distribute it to any third party or outside Australia without the prior written consent of JPMSAL. For the purposes of this paragraph the term “wholesale client” has the meaning given in section 761G of the Corporations Act 2001. Germany: This material is distributed in Germany by J.P. Morgan Securities plc, Frankfurt Branch which is regulated by the Bundesanstalt für Finanzdienstleistungsaufsicht. Hong Kong: The 1% ownership disclosure as of the previous month end satisfies the requirements under Paragraph 16.5(a) of the Hong Kong Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission. (For research published within the first ten days of the month, the disclosure may be based on the month end data from two months prior.) J.P. Morgan Broking (Hong Kong) Limited is the liquidity provider/market maker for derivative warrants, callable bull bear contracts and stock options listed on the Stock Exchange of Hong Kong Limited. An updated list can be found on HKEx website: http://www.hkex.com.hk. Korea: This report may have been edited or contributed to from time to time by affiliates of J.P. Morgan Securities (Far East) Limited, Seoul Branch. Singapore: As at the date of this report, JPMSS is a designated market maker for certain structured warrants listed on the Singapore Exchange where the underlying

1- Bonds with embedded options and warrants are eligible for inclusion if the options/warrants are attached to the instruments that would otherwise be included in the index and the prices are quoted cum options or warrants. 2.-At the semi-annual rebalance, if there is a country with 1 or 2 bonds with less than 31 months, it will be reviewed for removal. 3- A bond is removed from the index when its current outstanding amount falls below $1 billion. 4-Vendor is currently the third party PricingDirect.5-The index can have ad hoc rebalances off the scheduled month-end dates due to index events.

securities may be the securities discussed in this report. Arising from its role as designated market maker for such structured warrants, JPMSS may conduct hedging activities in respect of such underlying securities and hold or have an interest in such underlying securities as a result. The updated list of structured warrants for which JPMSS acts as designated market maker may be found on the website of the Singapore Exchange Limited: http://www.sgx.com. In addition, JPMSS and/or its affiliates may also have an interest or holding in any of the securities discussed in this report – please see the Important Disclosures section above. For securities where the holding is 1% or greater, the holding may be found in the Important Disclosures section above. For all other securities mentioned in this report, JPMSS and/or its affiliates may have a holding of less than 1% in such securities and may trade them in ways different from those discussed in this report. Employees of JPMSS and/or its affiliates not involved in the preparation of this report may have investments in the securities (or derivatives of such securities) mentioned in this report and may trade them in ways different from those discussed in this report. Taiwan: This material is issued and distributed in Taiwan by J.P. Morgan Securities (Taiwan) Limited. According to Paragraph 2, Article 7-1 of Operational Regulations Governing Securities Firms Recommending Trades in Securities to Customers (as amended or supplemented) and/or other applicable laws or regulations, please note that the recipient of this material is not permitted to engage in any activities in connection with the material which may give rise to conflicts of interests, unless otherwise disclosed in the “Important Disclosures” in this material. India: For private circulation only, not for sale. Pakistan: For private circulation only, not for sale. New Zealand: This material is issued and distributed by JPMSAL in New Zealand only to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money. JPMSAL does not issue or distribute this material to members of “the public” as determined in accordance with section 3 of the Securities Act 1978. The recipient of this material must not distribute it to any third party or outside New Zealand without the prior written consent of JPMSAL. Canada: The information contained herein is not, and under no circumstances is to be construed as, a prospectus, an advertisement, a public offering, an offer to sell securities described herein, or solicitation of an offer to buy securities described herein, in Canada or any province or territory thereof. Any offer or sale of the securities described herein in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made. The information contained herein is under no circumstances to be construed as investment advice in any province or territory of Canada and is not tailored to the needs of the recipient. To the extent that the information contained herein references securities of an issuer incorporated, formed or created under the laws of Canada or a province or territory of Canada, any trades in such securities must be conducted through a dealer registered in Canada. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed judgment upon these materials, the information contained herein or the merits of the securities described herein, and any representation to the contrary is an offence. Dubai: This report has been issued to persons regarded as professional clients as defined under the DFSA rules. Brazil: Ombudsman J.P. Morgan: 0800-7700847 / ouvidoria.jp.morgan@jpmorgan.com.

General: Additional information is available upon request. Information has been obtained from sources believed to be reliable but JPMorgan Chase & Co. or its affiliates and/or subsidiaries (collectively J.P. Morgan) do not warrant its completeness or accuracy except with respect to any disclosures relative to JPMS and/or its affiliates and the analyst’s involvement with the issuer that is the subject of the research. All pricing is indicative as of the close of market for the securities discussed, unless otherwise stated. Opinions and estimates constitute our judgment as of the date of this material and are subject to change without notice. Past performance is not indicative of future results. This material is not intended as an offer or solicitation for the purchase or sale of any financial instrument. The opinions and recommendations herein do not take into account individual client circumstances, objectives, or needs and are not intended as recommendations of particular securities, financial instruments or strategies to particular clients. The recipient of this report must make its own independent decisions regarding any securities or financial instruments mentioned herein. JPMS distributes in the U.S. research published by non-U.S. affiliates and accepts responsibility for its contents. Periodic updates may be provided on companies/industries based on company specific developments or announcements, market conditions or any other publicly available information. Clients should contact analysts and execute transactions through a J.P. Morgan subsidiary or affiliate in their home jurisdiction unless governing law permits otherwise.

“Other Disclosures” last revised October 21, 2017.

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1- Bonds with embedded options and warrants are eligible for inclusion if the options/warrants are attached to the instruments that would otherwise be included in the index and the prices are quoted cum options or warrants. 2.-At the semi-annual rebalance, if there is a country with 1 or 2 bonds with less than 31 months, it will be reviewed for removal. 3- A bond is removed from the index when its current outstanding amount falls below $1 billion. 4-Vendor is currently the third party PricingDirect.5-The index can have ad hoc rebalances off the scheduled month-end dates due to index events.